FINAL TRANSCRIPT

Conference Call Transcript MT - Mittal Steel Company Press Conference - Conference Call Event Date/Time: Aug. 04. 2006 / 4:30PM CET

FINAL TRANSCRIPT

Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

CORPORATE PARTICIPANTS

Martine Hue

Arcelor - SVP and Head of Investor Relations

Lakshmi Mittal

Mittal Steel Company N.V. - Chairman and CEO

Roland Junck

Arcelor Mittal - CEO

CONFERENCE CALL PARTICIPANTS

Henry Cooke

Steel Business Briefing - Press Analyst

Mark Kosher

Press Analyst

Christopher Riverque

Focus Daily - Press Analyst

Edward Harris

Press Analyst

Anne Jolis

Dow Jones Newswires - Press Analyst

PRESENTATION

Martine Hue - Arcelor - SVP and Head of Investor Relations

Ladies and gentlemen, welcome to this afternoon's press conference. Thank you for coming at this not most fun-to-be time on a Friday afternoon. I have pleasure in handing the platform over to Mr. Lakshmi Mittal, who will make some introductory comments and introduce to you the new CEO of Arcelor Mittal.

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

Good afternoon everyone. Thank you for coming here on Friday afternoon, which I know is really difficult and at this hour. But we have a very important announcement today to make, and that's why we requested for this call. And also, thank you very much for all your support and interest on Mittal Steel and Arcelor transaction.

Since this transaction has come to a conclusion, we have to move forward, and we have to make -- now, we have to run the business. So today, I wanted to take this opportunity to introduce our new Chief Executive, Roland Junck, to you first.

I'm really delighted that we have such an exceptional and experienced executive to lead the Company into its next phase. Mr. Junck has been in the steel industry for many years, firstly at Arbed, and then latterly -- then, later as part of the top management team, which made Arcelor into the great company when it was created in February 2002.

I've had a lot of opportunities in recent weeks to get to know Roland better, and I've been very impressed not only by his deep knowledge of the steel industry but also by his integrity and esteem in which his colleagues hold him. I am very confident that he will make an excellent chief executive, and I look forward to working closely with him.

He will be supported by a strong management board, comprising Aditya Mittal as CFO -- and he also gets additional responsibility of Flat North America, or the whole of America -- with Michel Wurth, Malay Mukherjee, Gonzalo Urquijo, and Davinder Chugh. This is the managing board, which will be reporting to the board of directors and me and to chairman.

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

In my opinion, collectively, this is the strongest management team in the steel industry. The company has a wonderful spread of assets in many different markets, but the people are at the heart of it and could not wish for a better group of people to lead the company in going forward and to unlock its full potential and value, which after all is the whole logic behind the merger.

The company has also announced today the composition of its board of directors. We had our board meeting a couple of -- half an hour now back. And both the boards of directors have elected their board members. Basically, both the companies will have mirror board members, 18 members on both sides, till the merger is officially completed. Then, it will be one company legally in very near future.

And we have also appointed -- Mittal Steel board has recommended for appointment of additional directors for Arcelor, which will be approved by the shareholders at AGM in the first week of September. This group is highly well-qualified to perform its dual role of lending constructive support to the management and representing the best interest of the shareholders. It will be holding its first meeting on Tuesday to start the integration process.

I'm sure, you have all heard enough from me over the past six months, and the main purpose of today's meeting is to introduce Roland Junck and hear from him.

Roland Junck - Arcelor Mittal - CEO

Yes. Good afternoon, ladies and gentlemen. Let me first thank Mr. Mittal for the support and the kind words he gave for me. And I would like to share a few thoughts with you today. So the first one is -- I started in 1980 in steel industry. And really the steel industry seems to be very attractive in profitability. That was not the case always, and it was very difficult time mostly of restructuring and starting the consolidation phase.

The consolidation phase is clearly illustrated by the two relatively different ways. Arcelor is probably the last subsidy of the European consolidation of steel industry consolidations, which started early, but which was probably -- so the integration was finished in 2004 and then started to grow.

And on the other side, Mr. Mittal's Mittal Steel has come today by growing very fastly. So a strategy of execution, and at the end the two avenues they came close together. The tools were converting actually by not only consolidating and growing but also by being worldwide presence.

For me, of course, today is a bigger lot to be here for this event to be here in London and also for this appointment, because not only I like steel but this is an extraordinary project, the most interesting ones in steel industry, since there is a steel industry. It is a pleasure and an honor for me to be able to run this as a CEO.

I must say that my first priority will, of course, be the process of integration that will, as you can imagine, not an easy thing. Just watching what has happened in the integration process of Arcelor during three years, I can imagine what it will be in this parameter, and it is something that one should not underestimate as an effort. But as Lakshmi Mittal said already, I think that we have a tremendous team, and it will be a team work and that we'll have to carry out this role obviously.

And on the other side then for me, that is much more important over the last weeks, and I should say in the starting days of June, I came to the conclusion that actually we were sharing more and more the same view about what would be future and what would be the steel company of the future and that we were sharing more and more the same business model which, we believe, is successful.

And this was convincing us, as it is convincing me, that we can be very successful. So having a strong team and sharing the same vision and the same business model for me is essentially and will be a good starting.

I must say also that as Lakshmi said already, we will start with this team on next Tuesday. Of course, I cannot go into the details today because we'll only start on next Tuesday. But we will come back to you later in September, probably during the investor day and also afterwards, for reporting how the integration process is going on.

So again, I would like to take this opportunity to thank everybody, Lakshmi Mittal and all the other shareholders, who are giving me their support and their trust in order to work out this beautiful project. Thank you very much.

QUESTION AND ANSWER

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

Martine Hue - Arcelor - SVP and Head of Investor Relations

We'd now like to open the floor for any questions people might have. Henry?

Henry Cooke - Steel Business Briefing - Press Analyst

Henry Cooke, Steel Business Briefing. Mr. Junck, you've told us about your first priority. As you said, you don't underestimate the typicality of managing an organization of these two companies. How do you propose to overcome the bitterness that has been generated and harsh words exchanged over the last six months?

Roland Junck - Arcelor Mittal - CEO

Well, I should say the following. Looking deeper into our company and having had a lot of discussions during the last weeks also inside our company, I'm not convinced that that bitterness is that important. I mean, if you look at the different levels and the different geographical parts of our group, I can assure you that that is not that important, as it is sometimes shown. That's the first thing.

The second one is people like to work in the steel industry and they'd like to work for such a beautiful project. So if we can bring them together and work together and we make some exercise and I follow this on specific subjects over the last month, it's very rare, where we're bringing together people from Europe, from South America and from Mittal Steel.

I must say that I have been, let's say, convinced to this work that it will be relatively easy and that it is a big pleasure. So one should not --

Operator

[OPERATOR INSTRUCTIONS].

Roland Junck - Arcelor Mittal - CEO

-- based on this real case is that these people will work together perfectly. But really the word "amalgamation" is a word that I do not like, although it was used very often. What we will do is to integrate this company -- these two companies in a new [world leader].

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

I would also like to confirm what Roland just said. After this transaction had been recommended by the board of Arcelor, we had several meetings within the two companies. And I'm very pleased with the kind of alignment, which we have reached in last six weeks, between the two companies is amazing.

We had an amazing fight, but we have an amazing alignment. And that's why we have been able to put the management team very quickly, and they will move very quickly for integration and taking the Company forward.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Mark? Please just-- if we wait for the microphone, Mark [inaudible].

Mark Kosher Press Analyst

[Mark Kosher] [inaudible]. How do you expect to survive being squeezed between one Mittal and another Mittal?

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

Roland Junck - Arcelor Mittal - CEO

Well, look, for the moment, I do not have the feeling to be squeezed. That's the first thing. I think the other is that, first of all it will be a work of team, as I said, and that will be very important because of the work we have to do is connect. So Lakshmi Mittal and myself -- we will clearly and closely work together on this field.

Aditya Mittal -- I had the chance to meet him for the first time on the 8th of June for six hours. And it was a very decisive meeting because it went well, and we came quite quickly to the conclusion that we were, in fact, sharing the same views.

And you know, one lesson I learned is when you do not know the other one, then you should [put up] and speak about it. But when you start the discussion to speak about it, then you always find a solution for others.

So honestly, I do not have the feeling that I'm squeezed. I have rather feeling that I can build up and have the support of Lakshmi Mittal, of Aditya Mittal, as of the support I will have from my other colleagues in the management.

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

I can tell you what. In the weight, I'm lighter than him and so is Aditya,

Roland Junck - Arcelor Mittal - CEO

which tends to show that I am overweight, but I will do my very best to keep it.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Chris?

Unidentified Audience Member

Hi, gentlemen. [Christopher Riverque, from Steely]. I just have a question to Mr. Junck. Sir, can you tell me what are you going to be -- what you see as the first step toward integrating the two companies? What are the very first physical steps that you see as the necessary foot towards integrating the Company? My second question is also about what sort of difficulties do you see, going forward -- or better to say, what sort of challenges do you see, going forward? Thank you.

Roland Junck - Arcelor Mittal - CEO

Well, I think that I would love -- like to go into details. But I think the first thing we will have to do in this is to be one-faced to our customers. You know that's first what's important. That's why we could use steel. So the first thing we will have to do is to make sure that we would kind of present one-face to our customers. That will be the first priority.

Of course, that is one point. The second priority will be -- you know that we have identified an important potential of the value creation between the two companies. And of course, our shareholders will expect that we will start to realize this year already a part of this potential. So that will be the second priority.

Now, in terms of difficulties, I can tell you that even Arcelor, which was relatively easier, although it was already a big consolidation, the different cultures, the different ways of doing things will be one point that we will have to pay attention. We have the chance to have a lot of different cultures. That is the state of bringing them to one standard we should take advantage of this [and this has lot of potential]

Martine Hue - Arcelor - SVP and Head of Investor Relations

The gentlemen here at the front?

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

Unidentified Audience Member

[inaudible], freelance journalist. Can I ask how did you choose Mr. Junck? Why him? And can you guarantee or how can you [inaudible] that he is going to be a puppet in your hands and squeeze him between the two companies? And what kind of guarantee can you give, and how did you choose him?

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

I interviewed -- first of all, I met Mr. Junck couple of weeks back, when I went to Luxemburg, and since then we have been having lot of conversations, between each other. And last week, process of interview began, in which I interviewed all the three candidates of Arcelor.

And doing the candidates the most important thing was for me was to find a leader, who can lead a combined entity and think that it is a one company. And who has an industrial experience, who has international experience and who has demonstrated in the past that you can lead a company of various cultures, together. It is going to be the largest most global steel company for next decade.

So we needed a leader who has industrial, international experience, industrial experience and a couple of these who you is aligned to one strategy and one mission. So I found all these qualities in Roland. And secondly we found that we are not going to squeeze any other, each other. But we're going to work together as part of the team to make this successful.

And I found that all -- both of our thought process and the way he likes to work, and I really appreciate the way he like -- he wants to lead this organization. And as I just said that is the peak and that is most important message for the employees of Arcelor, that it's going to be teamwork that can not be individual work. And the team is very strong, and team has lot of experience.

So he will get the support of -- I have talked to other team members, and they have all -- all are very excited to work with Roland. And I find that this is a very most ideal appropriate leader who as CEO Arcelor, Mittal to lead this industry. And I see that all the team members are very excited with these Managing Board and they all have shown a lot of excitement, thrill and they can see a very bright future for the company and as well as we are able to show to the world that they can continue to create value for the stakeholder.

Roland Junck - Arcelor Mittal - CEO

If you allow me it's very easy to get squeezed when you share the same view.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Henry?

Henry Cooke - Steel Business Briefing - Press Analyst

Thank you. When the merger, the agreed merger was recently announced, the management board was going to be composed of seven people including all 4 of the Arcelor Executive Directors. So there you have announced the names of the most important, but Mr. Guy Dollé is not there. Can you tell us what role if I may, he'll be playing in the new company?

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

As per our agreement that current managing board member of Arcelor will continue, and Arcelor has four current members and Mittal Steel was supposed to add another three. And Guy Dollé decided to resign or withdraw from this new company. So there is no provision for the additional member. So there remain only three.

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

However, I must say that I still admire Guy Dollé, he has been one of the great CEO in the steel industry. And he has promised me personally, and he's also promised Roland yesterday, that where ever we would require his help, guidance and support, it will be available. But -- and this was required lot of work, and I think Roland is very strong and he's very excited and he will lead this as a CEO.

Martine Hue - Arcelor - SVP and Head of Investor Relations

[inaudible].

Unidentified Audience Member

Yes. I just want to check with you on, you said Guy Dollé will stay on or at least provide advice or support, is this all going to be like a consultant or would you have any role at all in the new entity.

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

No. He will not have any executive role. He's not -- no more CEO of the company. We have Roland as a CEO. And since he has worked in the steel industry so long and he has offered his services whenever is required by us. There is no fixed rule, but as in, if we need any advice he would be available.

Roland Junck - Arcelor Mittal - CEO

[Inaudible]

Unidentified Audience Member

Already eager to us...

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

He could say on as a consultant to as if now he not even the consultant, but you could tact him for the advice required for combined Group.

Unidentified Audience Member

And just one more question on Mr. Kinsch, when do we expect him to step down from the Chairman chair?

Roland Junck - Arcelor Mittal - CEO

I'm sorry, but I cannot speak for the Chairman of the growth of Arcelor Mittal.

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

I think that he had affirmed, he has been appointed by the shareholders and as I understand in terms expiration of the 2008, two years. But I really don't now but at this point it's not important here at this time.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Chris?

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

Unidentified Audience Member I thank you again. I just have one question if you don't -- it basically concerning the Posco, you know there is in follow issue about the Posco and it seems a lot definite shifting and so forth. I heard that there are key hosting, the other day that it's going to be impossible to sell the company and that's the end of discussion. But I've been under the impression that it is possible to undo this shifting from Arcelor side and I just wanted to know what you're first going to be -- this situation going forward.

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

I have nothing to add to this to what Mr. [Ross] will say.

Roland Junck - Arcelor Mittal - CEO

I think the new managing board is going to meet in a couple of days and, they will continue to work on this. And if this can be unstitched -- this can be unstitched -- no they have stitched it and now we wanted to unstitch the stitched. So if it can be unstitched and we have -- Mittal Steel has a commitment to sell it to tell it you too.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Edward.

Edward Harris Press Analyst

[Edward Harris] [inaudible]. Mr. Dollé is leaving the Company. Do you think that there will be any other departures either because the new executive structure doesn't have room for people who have had senior position?

Operator

[OPERATOR INSTRUCTIONS].

Roland Junck - Arcelor Mittal - CEO

Well, I see that first of all, the new organization has to be designed. That's the first step. The second one is I don't expect that people will leave this Company because of whispered argument. This is a Company, which is double the size than before. It's by far, the biggest steel company. It's probably the most attractive for the decade. So they will not find a similar company over the world.

So really I don't think that there will be many people leaving the Company. And additionally, you know when people start to work as I said that's when people then start to pull, then they are fascinated by their job and by the way they do it, and they would stay. So I am quite confident that we will not lose people.

The other way we will really try and this will be one of our targets to attract -- to pick these - the highest potential, because a company of that size is people who have high potential. So we even believe that we will not leave -- lose people off that we will be able to attract talent, which is having for is that interest.

Martine Hue - Arcelor - SVP and Head of Investor Relations

We could just move now to the end of the conference call. If the operator of the conference call could tell us if there's any questions there pending.

Operator

We do have a question from Anne Jolis with Dow Jones.

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

Anne Jolis - Dow Jones Newswires - Press Analyst

Hello. This is Anne Jolis with Dow Jones Newswires. The question is for Mr. Junck, sort of, three parts. I'm wondering how long you plan to stay in this position, if you think it will be for the full five years as CEO. And do you think that part of the reason for you being chosen was that you were less vocally resistant to Mittal in the beginning? Or do you see yourself as an easier transition man, quote-unquote"

Roland Junck - Arcelor Mittal - CEO

Okay. Thank you very much for this excellent question. First part is a later decision of my first project be handled the Board of Directors and this will have penetrate henceforth. [Inaudible-technical difficulty]. It is may be due to the fact I saw [technical difficulty] of few companies. It took me some time exactly -- just for your to know I was playing the role of renaissance [inaudible]. So I was trying to analyze. The reason why I was working more internally and I was left under the software communication, [inaudible] it was not yesterday and this will also continue in my start tomorrow.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Operator, do we have any more questions in the line.

Operator

No further questions at this time.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Mr. Junck, will you.....

Unidentified Audience Member

Hi, folks. [Inaudible]. I have two questions. One question is for Mr. Chairman, sir. The question is what about US project consolidation, so I remember that you said, sort of, you focused on the integration process with Arcelor and it is the end of next year, so -- sorry, so but a new steel management team including a new CEO, would deeply take care of the integration process. So it means -- I'm just thinking, so you will have a lot of time to make new big deals. So could you talk about this one?

There's a question to a new CEO, also. Can you comment on the alliance with Mittal Steel, sort of, as if you know the situation with this alliance? I was just wondering so new CEO of Arcelor/Mittal is thinking about the change of alliance Mittal Steel or not so. Give us about -- or can you comment on this point?

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

As a president of the board, I will continue to be really involved very much in this company. Roland and I have agreed to work together for the strategies, for the growth, for the future, for the international affairs, and will participate in the strategic discussions and the meetings of the company on a regular basis.

It is not dependent on me that the company continues to acquire more companies. It depends on the managing board and the CEO of the company to bring opportunities to us. Aditya will-as the CFO, he will also be responsible for M&A activities. So there is a big team here now.

There is a team, which will continue to work for the future of the company. I will continue to work together with the CEO and the managing board wherever I think I continue to -- I will add value.

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

Roland Junck - Arcelor Mittal - CEO

If you allow me to add, I think that we will not repeat be one of the errors that Arcelor created or did during the first two or three years, where we actually ran 99% of our type concentrating only on integration, which was very important which was done very successfully.

But during that period of time you know that we were not correct and that we were not looking outside. I think that now we have the resources to concentrate as well on our interior and the integration, and as well following up our strategy of closing, if it makes sense. So that's typically about the first half.

But the second one is I think those companies have the experience with Mittal Steel. So it is clear that together we will look again at decisions. For the moment, I think, absolutely no change. I think relationships are at --

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

Well, I met the President of Mittal Steel about two weeks back in Q2 and I read these--to Mr. [Memora] that our desire is to strengthen our relations between Mittal Steel and Arcelor Mittal.

Martine Hue - Arcelor - SVP and Head of Investor Relations

We'll take two last questions. Edward?

Edward Harris Press Analyst

Yes. In looking at this management styles of the two constituent groups here, Arcelor probably had a somewhat higher amount of centralization and overhead than Mittal -- correct me if I'm wrong -- what I'm interested in, if that's true whether you think you'll be able to find a golden mean in terms of the amount of central control or will those look more like Mittal and more like than like Arcelor?

Roland Junck - Arcelor Mittal - CEO

If you allow me, I think the answer is quite easy, because of -- we come from different sites. So I think that, as far as my understanding is about Mittal Steel [inaudible], it was quite decentralized with some efforts to get things under control, to have more transformational functions, at least, on the main issues.

And it is clear that that's always coming from a more centralized -- you know, which was, by the way, only created as a parameter of Arcelor, which was not in the tradition of two of these three holding companies, except the [inaudible]. And we got aware sort of a kind that we had to move and to move into a more decentralized organization, which was expressed by the way by any organization we did sometime last year.

So basically, those companies starts from different points of view, but I'm quite sure that they will meet just on a right level of decentralized against centralized.

Martine Hue - Arcelor - SVP and Head of Investor Relations

We take one last question here from Martin and one more from[inaudible].

Unidentified Audience Member Good afternoon. I was just wanting to know whether you could give any more additional -- will be divided between London, Rotterdam and Luxemburg.

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

I think we will have to wait for more information to come in the future, because at the managing board and us just continue to engage ourselves in a dialogue is always a confusion. But I -- if required, we will have for some activities -- we'll have some activities from London, and our main

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

office will be in Luxembourg, that is our promise. And Luxembourg will be our headquarters and that will be the legal seat of the Company. But it is such a large international Company that the activities will be all over.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Now just a question from the conference call please.

Operator

The question from Sally [inaudible] with [Figaro].

Unidentified Audience Member Yes. Hello. This is Sally [inaudible] from [Figaro] in Paris. I just wanted to have an idea of about how you have chosen the members of the board of directors because for Arcelor, for example, there were 18 now there are only six. How have you chosen those six and the other 12 haven't accepted to follow you in this experience or--?

Lakshmi Mittal - Mittal Steel Company N.V. - Chairman and CEO

As per our MoU, we're going to have 18 board members in Arcelor-Mittal and which means that 12 members will be from Arcelor Group. Out of 12, six will be the independent board members, three will be the shareholders representative and three will be the nominees of workers council.

So Arcelor board met this afternoon and they have decided to nominate 12 out of 18 and they have dropped six members out of this. And Mittal Steel board met this afternoon and they have decided to adopt 12 nominees from Arcelor and drop four members from Mittal Steel. So this is the board of directors' decision in view of this memorandum of understanding signed between both the companies.

Unidentified Audience Member Okay. Thank you.

Martine Hue - Arcelor - SVP and Head of Investor Relations

Thank you very much.

Operator

Thank you for your participation in today's conference. This concludes the call. And you may now disconnect. Have a great day.

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Aug. 04. 2006 / 4:30PM CET, MT - Mittal Steel Company Press Conference - Conference Call

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